SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 12, 2010 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

Execution Copy
AMENDMENT AGREEMENT
TO
SHAW SUPPORT AGREEMENT
THIS AGREEMENT is made as of the 3rd day of May, 2010.
WHEREAS Canwest Global Communications Corp. (“Canwest Global”), Shaw Communications Inc. (“Shaw”) and each of the other signatories hereto (each, a “Consenting Noteholder” and, collectively, the “Consenting Noteholders”), are parties to a support agreement (the “Shaw Support Agreement”) dated February 11, 2010, pursuant to which the Consenting Noteholders have agreed to support the Subscription Transaction (as defined below) subject to the terms and conditions contained therein and in the Support Agreement (as defined below);
AND WHEREAS Shaw and Canwest Global are parties to a subscription agreement dated February 11, 2010 (the “Subscription Agreement”), as amended on the date hereof, pursuant to which, subject to the terms and conditions thereof and the amended and restated term sheet attached thereto (the “Term Sheet”), Shaw has agreed to subscribe for, and Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for any excluded assets and properties as may be agreed by Shaw and Canwest Global, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), has agreed to issue all of the shares of Restructured Canwest Global (the “Subscription Transaction”);
AND WHEREAS the Consenting Noteholders, Canwest Global, Canwest Media Inc. (“CMI”), Canwest Television Limited Partnership (“CTLP”), by its general partner Canwest Television GP Inc., and the entities listed in Schedule A thereto (together with Canwest Global, CMI and CTLP, the “Companies”) are parties to a support agreement dated October 5, 2009, as amended including by amendment agreement dated February 11, 2010 (the “Support Agreement”), regarding the principal aspects of a recapitalization of the Companies (the “Recapitalization Transaction”), as more fully described in the recapitalization transaction term sheet attached to the amendment agreement dated February 11, 2010 (the “Canwest Global Term Sheet”);
AND WHEREAS the undersigned wish hereby to amend the Shaw Support Agreement to reflect the amended terms and conditions of the Recapitalization Transaction and Subscription Transaction;
AND WHEREAS GSCP VI AA One Holding S.àr.l. (“GS Shareholder Holdco One”) and GSCP VI AA One Parallel Holding S.àr.l. (“GS Shareholder Holdco Two” and, together with GS Shareholder Holdco One, the “GS Holdcos”) together own 333 Class A Preferred Shares and 647,014 Class B Common Shares (the “CW Investments Shares”) of CW Investments Co. (“CW Investments”), and the GS Holdcos are controlled by GS Capital Partners VI Fund, L.P. (“GSCP” and, together with the GS Holdcos, the “GS Entities”) and its affiliated funds;
AND WHEREAS as part of the settlement of existing and potential litigation and disputes (collectively, the “Disputed Matters”) in respect of, inter alia, (i) the amended and restated shareholders agreement in respect of CW Investments, as amended and restated as of January 4, 2008 (the “CW Shareholders Agreement”), and (ii) the Recapitalization Transaction and the

Subscription Transaction, 7316712 Canada Inc., a wholly-owned subsidiary of Shaw, or an alternate purchaser designated by Shaw that is a direct or indirect wholly-owned subsidiary of Shaw, has agreed to purchase the CW Investments Shares from the GS Entities, including by way of option (the “CW Share and Option Purchase”) pursuant to a share and option purchase agreement made as of the date hereof (the “CW Share and Option Purchase Agreement”);
AND WHEREAS pursuant to section 19(n) thereof, the Shaw Support Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by Canwest Global, Shaw and Consenting Noteholders representing at least two-thirds of the aggregate principal amount of Relevant Notes (as defined in the Support Agreement) held by all Consenting Noteholders, provided, however, that any Consenting Noteholder that has objected in writing to any material modification, amendment or supplement that becomes effective pursuant to section 19(n) of the Shaw Support Agreement without their consent may terminate its obligations under the Shaw Support Agreement upon five Business Days’ written notice to the other Parties to the Shaw Support Agreement;
NOW THEREFORE, for value received, and intending to be legally bound by this amendment agreement to the Shaw Support Agreement (the “Amendment”), the parties agree as follows:
1. References to the Subscription Terms, the Subscription Transaction, the Subscription Agreement and the Term Sheet in the Support Agreement and the Shaw Support Agreement shall mean the Subscription Terms, the Subscription Transaction, the Subscription Agreement and the Term Sheet as amended pursuant to the amendment agreement to the Subscription Agreement dated as of the date hereof, including the amended and restated Term Sheet attached thereto, between Shaw and Canwest Global (the “Subscription Agreement Amendment”), a copy of which is attached as Schedule “A” hereto. The Consenting Noteholders expressly acknowledge and agree to the Subscription Agreement Amendment.
2. Section 6(b) of the Shaw Support Agreement is hereby amended by deleting the words “and the date that this Agreement is terminated in accordance with the terms hereof (the “Termination Date”)” in the fifth and six lines of Section 6(b) and replacing them with the words “and the date on which the Sanction Order has been granted and any appeal period in respect thereof has expired”.
3. Section 6(c) of the Shaw Support Agreement is hereby amended by deleting the words “Termination Date” in the second line thereof and replacing them with the words “the date on which this Agreement is terminated in accordance with its terms (the “Termination Date”)”.
4. Section 6(e) of the Shaw Support Agreement is hereby deleted in its entirety and replaced by the following:
“[Intentionally deleted.]”.
5. Section 8 (CW Investments Shareholders Agreement) of the Shaw Support Agreement is hereby deleted in its entirety and replaced by the following:
     “[Intentionally deleted.]”.

6. Section 9 (Restructured Canwest Global Shareholders Agreement) of the Shaw Support Agreement is hereby deleted in its entirety and replaced by the following:
“[Intentionally deleted.]”.
7. The Shaw Support Agreement is hereby amended by adding as new Section 11A the following:
“Section 11A Plan Implementation Date
The Parties agree that the Plan shall be implemented and the Noteholders shall receive US$440 million plus the Continued Support Payment on such Plan implementation no later than the third Business Day following satisfaction or waiver of the conditions precedent set out in Sections 4.2 and 4.3 of the Subscription Agreement and Section B of the Canwest Global Term Sheet.”
8. References to the Canwest Global Term Sheet in the Shaw Support Agreement shall mean the Canwest Global Term Sheet as amended and restated pursuant to the amendment agreement to the Support Agreement dated as of the date hereof (the “Support Agreement Amendment”), a copy of which is attached as Schedule “B” hereto. Shaw expressly acknowledges the Support Agreement Amendment and confirms that the Support Agreement Amendment does not materially adversely affect the Subscription Terms (including financial terms).
9. The parties hereto shall, and, if applicable, shall cause their respective subsidiaries and affiliates to, do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the CW Share and Option Purchase and the transactions contemplated by the CW Share and Option Purchase Agreement.
10. Except as expressly modified by the terms of this Amendment the Shaw Support Agreement shall continue to apply in full force and effect, unamended. This Amendment may not be modified or amended except in accordance with Section 19(n) of the Shaw Support Agreement, and the Consenting Noteholders shall have the same rights in respect of any amendment to this Amendment as are provided in Section 19(n) of the Shaw Support Agreement.
11. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Shaw Support Agreement.
12. This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.
13. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party hereto submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Amendment.

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SCHEDULE “A”
Subscription Agreement Amendment

Execution Copy
AMENDMENT AGREEMENT
TO
SUBSCRIPTION AGREEMENT
THIS AGREEMENT is made as of the 3rd day of May, 2010.
WHEREAS Shaw Communications Inc. (“Shaw”) and Canwest Global Communications Corp. (“Canwest Global”) are parties to a subscription agreement dated February 11, 2010 (the “Subscription Agreement”) pursuant to which, subject to the terms and conditions thereof and the term sheet attached as Schedule “A” thereto (the “Original Subscription Term Sheet”), Shaw or its designated wholly-owned direct or indirect subsidiary has agreed to subscribe for, and Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties as may be agreed by Canwest Global and Shaw, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), has agreed to issue, shares of Restructured Canwest Global (collectively, the “Subscription Transaction”);
AND WHEREAS the undersigned wish hereby to amend the Subscription Agreement to reflect amended terms and conditions of the Subscription Transaction and to amend and restate the Original Subscription Term Sheet in the form of the amended and restated term sheet attached hereto as Schedule “A” (the “Amended Subscription Term Sheet”);
AND WHEREAS pursuant to 9.5(e) thereof, the Subscription Agreement (including the Original Subscription Term Sheet) may be modified, amended or supplemented as to any matter by an instrument in writing signed by Canwest Global and the Subscriber;
AND WHEREAS Canwest Global, Shaw and each of the signatories thereto are parties to a support agreement dated February 11, 2010 (the “Shaw Support Agreement”), pursuant to which the parties agreed, among other things, that the Subscription Agreement and the Original Subscription Term Sheet shall not be amended without the prior written approval of the ad hoc committee (the “Ad Hoc Committee”) of holders of 8% senior subordinated notes due 2012 issued by Canwest Media Inc., a subsidiary of Canwest Global;
AND WHEREAS the Ad Hoc Committee has approved this amendment agreement to the Subscription Agreement (the “Amendment”) and such approval has been delivered to Canwest Global;
AND WHEREAS GSCP VI AA One Holding S.àr.l. (“GS Shareholder Holdco One”) and GSCP VI AA One Parallel Holding S.àr.l. (“GS Shareholder Holdco Two” and, together with GS Shareholder Holdco One, the “GS Holdcos”) together own 333 Class A Preferred Shares and 647,014 Class B Common Shares (the “CW Investments Shares”) of CW Investments Co. (“CW Investments”), and the GS Holdcos are controlled by GS Capital Partners VI Fund, L.P. (“GSCP” and, together with the GS Holdcos, the “GS Entities”) and its affiliated funds;
AND WHEREAS as part of the settlement of existing and potential litigation and disputes (collectively, the “Disputed Matters”) in respect of, inter alia, (i) the amended and restated shareholders agreement in respect of CW Investments, as amended and restated as of January 4, 2008 (the “CW Investments Agreement”), and (ii) the Recapitalization Transaction and the

Subscription Transaction, 7316712 Canada Inc., a wholly-owned subsidiary of Shaw (7316712 Canada Inc., or an alternate purchaser designated by Shaw that is a direct or indirect wholly-owned subsidiary of Shaw, hereafter the “Purchaser”) has agreed to purchase the CW Investments Shares from the GS Entities, including by way of option (the “CW Share and Option Purchase”) pursuant to a share and option purchase agreement made as of the date hereof (the “CW Share and Option Purchase Agreement”);
NOW THEREFORE, for value received, and intending to be legally bound by this Amendment, the parties agree as follows:
1. The Original Subscription Term Sheet is hereby amended and restated in the form of the Amended Subscription Term Sheet.
2. The Subscription Agreement is hereby amended as follows:
(i)	the first paragraph of the face page of the Subscription Agreement is hereby deleted and replaced with the following:

“Subject to the terms and conditions of this Subscription Agreement and the term sheet attached hereto as Schedule “A”, as amended and restated on May 3, 2010 (the “Term Sheet”), Shaw Communications Inc. or a wholly-owned, direct or indirect, subsidiary designated pursuant to the provisions of Section 9.5(h) (the “Subscriber”) hereby subscribes for and agrees to purchase from Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties as may be agreed by Canwest Global and Shaw, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), all of the shares in the capital of Restructured Canwest Global (the “Securities”) representing an aggregate subscription by the Subscriber in the capital of Restructured Canwest Global in the amount of the Shaw Funding Commitment, representing a 100% equity and 100% voting interest in Restructured Canwest Global immediately following completion of the Recapitalization Transaction (as defined below) as contemplated by section 6 of the Term Sheet.”;

(ii)	the top right-hand side box of the table titled “Subscription and Subscriber Information” on page 2 of the Subscription Agreement is hereby amended by deleting the text contained therein and replacing it with the following:

“Aggregate Subscription Price for the Securities: the aggregate of the TP Creditor Distribution Amount, US$440 million and the Continued Support Payment;

(iii)	the definitions of “Additional Commitment” and “Minimum Commitment” are hereby deleted;

(iv)	the definition of “Aggregate Subscription Price” is hereby deleted and replaced with the following:

“ “Aggregate Subscription Price” means the aggregate of the TP Creditor Distribution Amount, US$440 million and the Continued Support Payment”;

(v)	the definition of “Canwest Global Term Sheet” is hereby deleted and replaced with the following:

“ “Canwest Global Term Sheet” means the amended and restated term sheet attached as Schedule “B” to the Support Agreement, as further amended and restated on May 3, 2010.”;

(vi)	the definition of “Shaw Support Agreement” is hereby deleted and replaced with the following:

“ “Shaw Support Agreement” means the support agreement entered into on February 11, 2010 among Shaw, Canwest Global and certain holders of notes issued pursuant to the 8% Note Indenture, as amended by an amendment agreement dated as of May 3, 2010.”;

(vii)	the following new definition is hereby added to Section 1 of the Subscription Agreement immediately before the definition of “Shaw Support Agreement”:

“ “Shaw Funding Commitment” means the amount equal to the Aggregate Subscription Price.”;

(viii)	the definition of “Subscription” is hereby deleted and replaced with the following:

“Subscription” means the subscription and purchase of Securities contemplated in this Agreement, including, without limitation, the Issuance;

(ix)	the definition of “Subscription Agreement” is hereby amended by adding, after the words “this subscription agreement” in the first line thereof, the words “including the amendment agreement dated May 3, 2010”;

(x)	the definition of “Support Agreement” is hereby amended by adding to the end of the definition thereof the words “as amended by amendment agreement dated as of February 11, 2010 and as further amended by amendment agreement dated as of May 3, 2010”;

(xi)	the definition of “Term Sheet” is hereby amended by adding, before the words “term sheet”, the words “amended and restated”;

(xii)	the following definitions are hereby added in alphabetical order to Section 1.1 (Definitions) of the Subscription Agreement:

“Cash Collateral Agreement” means the use of cash collateral and consent agreement, dated as of September 23rd, 2009, as amended, restated, replaced or otherwise modified from time to time, between all of the parties thereto.

“CIT Facility” means the asset-based facility provided by CIT under the CIT Credit Agreement.

“Continued Support Payment” has the meaning ascribed thereto in the Term Sheet.

“CW Investments” means CW Investments Co.

“Initial Order” means the order of the Court dated October 6, 2009 in respect of the CCAA proceedings involving Canwest Global and certain of its subsidiaries and affiliates.

“Sanction Order” means the order of the Court approving and sanctioning the Plan.

“TP Creditor Distribution Amount” has the meaning ascribed thereto in the Term Sheet.

(xiii)	Section 3.1 (Subscription for the Securities) of the Subscription Agreement is hereby deleted and replaced with the following:

“The Subscriber hereby subscribes for and offers to purchase the Securities representing the Shaw Funding Commitment from Restructured Canwest Global, and Canwest Global for and on behalf of Restructured Canwest Global hereby accepts such subscription and agrees to sell such Securities, on and subject to the terms and conditions set out in this Agreement, for the Aggregate Subscription Price, which is payable as described in Section 4.2(c).”;

(xiv)	Section 4.2(b) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xv)	each of Sections 4.2(d) and 4.3(e) of the Subscription Agreement is hereby deleted and replaced with the following:

“there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, which restrains, enjoins, prevents or prohibits the consummation of the Recapitalization Transaction or any part thereof (including the Subscription), or requires or purports to require a variation of the Recapitalization Transaction or any part thereof (including the Subscription);”;

(xvi)	Section 4.3(c) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xvii)	Section 4.4(a) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xviii)	Section 4.4(b) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xix)	Section 4.4(c) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xx)	Section 4.5(c)(i) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xxi)	the reference to “Participating Creditors” in Section 4.5(b)(iii) is hereby deleted and replaced with “Consenting Noteholders”;

(xxii)	Section 4.6(a) of the Subscription Agreement is hereby amended by deleting the words “or by Canwest Global pursuant to Section 4.5(c)(i)” in the second line therof;

(xxiii)	Section 4.6 is hereby amended by deleting the last (unnumbered) paragraph thereof in its entirety; and

(xxiv)	the first paragraph in Section 9.5(h) is hereby deleted and replaced with the following:

“This Agreement shall be binding upon and enure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, except that (i) Canwest Global may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to Restructured Canwest Global without the prior written consent of Shaw, and (ii) Shaw may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a wholly-owned, direct or indirect, subsidiary without the prior written consent of Canwest Global and such subsidiary shall be deemed to be the Subscriber for all purposes of this Agreement. For purposes of paragraph (ii), a “subsidiary” of Shaw shall not include Corus Entertainment Inc.”.
3. Canwest Global shall, and shall cause CMI and CW Investments to, do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the CW Share and Option Purchase and the transactions contemplated by the CW Share and Option Purchase Agreement, including, without limitation:
(i)	consent to the transfer of the CW Investments Shares by the GS Entities to the Purchaser for purposes of the CW Investments Agreement and section 32 of the Articles of Association of CW Investments, as applicable, in accordance with the terms of the CW Share and Option Purchase Agreement; and

(ii)	execute and deliver the mutual release in the form attached hereto as Schedule B, with such changes thereto as may be agreed by all of the parties thereto, each acting reasonably.
4. Except as expressly modified by the terms of this Amendment, the terms of the Subscription Agreement shall continue to apply in full force and effect, unamended. This Amendment may not be modified or amended except by a written instrument signed by the parties hereto at the time of the execution of such written instrument.
5. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Subscription Agreement.
6. This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.
7. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party hereto submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Amendment.
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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives as of the date first written above.

SHAW COMMUNICATIONS INC.
By:
Name:
Title:

By:
Name:
Title:

CANWEST GLOBAL COMMUNICATIONS CORP.
By:
Name:
Title:

By:
Name:
Title:

Subscription Agreement Amendment

SCHEDULE “A”
RESTRUCTURED CANWEST GLOBAL
AMENDED AND RESTATED
TERM SHEET
The following is a summary of the principal terms of a transaction between Canwest Global Communications Corp. (“Canwest Global”), as restructured as provided herein, or a newly incorporated company (such restructured or newly incorporated company is referred to in this Term Sheet as “Restructured Canwest Global”) and Shaw Communications Inc. or a direct or indirect, wholly-owned subsidiary that is Canadian (as defined in the Direction to the CRTC (Ineligibility of Non Canadians) (the “Direction”)) (Shaw and any such designated subsidiary being collectively referred to herein as “Shaw”).1 All references to $ are to Canadian dollar amounts unless otherwise specified.
This Term Sheet is the amended and restated term sheet referenced in the Amendment Agreement to Subscription Agreement dated as of May 3, 2010 between Shaw and Canwest Global amending the Subscription Agreement dated February 11, 2010 (collectively, the “Subscription Agreement”) and is binding upon each party to the Subscription Agreement.
Terms used with initial capitals that are not defined in this Term Sheet have the meanings ascribed to such terms in the Subscription Agreement.
This Term Sheet shall constitute neither an offer to sell, buy or exchange into, nor the solicitation of an offer to sell, buy or exchange into, any of the securities or instruments referred to herein.
Principal Terms of Investment in Restructured Canwest Global

1. Restructured Canwest Global:	If agreed by each of Canwest Global and Shaw, each acting reasonably, (i) Restructured Canwest Global will be a newly created corporation, incorporated under the Canada Business Corporations Act and/or (ii) Shaw will purchase all of the shares of Restructured Canwest Global from Canwest Global, CMI or another wholly-owned direct or indirect subsidiary of Canwest Global (the “Share Transaction”), and/or (iii) Shaw will purchase CMI’s equity and voting shares of CW Investments directly from CMI.

Canwest Global and CMI, in consultation with their legal and financial advisors and the legal and financial advisors to Shaw, shall use their commercially reasonable efforts to structure and complete the Plan

[1]	Corus Entertainment Inc. will not be participating with Shaw in this transaction and will therefore not be a designated subsidiary for these purposes.

(including any reorganization transactions occurring prior to or as part of the Plan) in the most tax effective manner, and the Plan shall be in a form consistent with the Shaw Support Agreement (as defined in the Subscription Agreement) and otherwise in a form acceptable to Shaw, acting reasonably. The restructuring of Canwest Global and CMI may include the transfer of certain assets and/or shares of one or more of their wholly-owned subsidiaries to other wholly-owned subsidiaries as agreed upon by Canwest Global, CMI and Shaw and as subject to prior approval of the CRTC, if required.

Following the Recapitalization Transaction, Restructured Canwest Global will be a private company and, if applicable, will apply to terminate its listing on the TSX Venture Exchange and will apply to applicable securities regulatory authorities to cease to be a reporting issuer.

2. Shareholders:	On closing of the Subscription and completion of the Recapitalization Transaction, Shaw will be the sole shareholder of Restructured Canwest Global.

3. Distributions under the Plan:	For the purposes of this Term Sheet:

“Affected Creditors” means those creditors whose claims are compromised under the Plan and includes, for greater certainty, the Noteholders;

“Continued Support Payment” means (A) in the event that the Plan Implementation Date occurs on or before September 30, 2010, $0, or (B) in the event that the Plan Implementation Date occurs after September 30, 2010, U.S.$2,900,000 per month; provided that if the Plan Implementation Date occurs prior to the end of a month, the payment in (B) in respect of such partial month shall be pro-rated based on the number of days elapsed in such month (to but excluding the Plan Implementation Date);

“Convenience Class Amount” means the total amount paid in respect of all Convenience Class Claims;

“Noteholders” means, collectively, the holders of the 8.0% senior subordinated notes due 2012 issued by CMI (the “CMI Notes”) pursuant to the 8% Note Indenture;

“Noteholder Distribution Amount” equals the sum of (A) US$440 million, plus (B) the Continued Support

Payment;

“Noteholder Percentage” means the amount of the Noteholder’s Proven Distribution Claim relative to the total Proven Distribution Claims of all Noteholders;[2]

“Proven Distribution Claims” means claims of Affected Creditors of Canwest Global, Canwest Television GP Inc., CMI and CTLP accepted for purposes of receiving distributions under the Plan;

“Third Party Creditors” means those Affected Creditors who are not Noteholders and do not have a Convenience Class Claim;

“TP Creditor Distribution Amount” means the sum of (A) $38 million, plus (B) in the event there are Restructuring Period Claims relating to the termination of pre-filing arrangements as contemplated under Sections 11(ii) and 11(iii) below, an additional cash amount equal to the amount that is required to maintain the recovery rate that would otherwise be received by Third Party Creditors assuming there were no such Restructuring Period Claims, minus (C) the Convenience Class Amount;

“TP Creditor Percentage” means the amount of the Third Party Creditor’s Proven Distribution Claim relative to the total Proven Distribution Claims of all Third Party Creditors.[3]

As part of the Recapitalization Transaction:

(i) each Noteholder with a Proven Distribution Claim shall receive a cash payment equal to its Noteholder Percentage of the Noteholder Distribution Amount in full and final satisfaction of its Proven Distribution Claim, its claims against Canwest MediaWorks Ireland Holdings in respect of the Secured Note and the Unsecured Note (as such terms are defined in the Initial Order), its claims against the guarantors with respect to the 8% senior subordinated notes issued by CMI and the Continued Support Payment and all other consideration owing in connection with the

[2]	Allocation of values between the claims of Affected Creditors of CMI, CTLP, Canwest Television GP Inc. and Canwest Global remains subject to review by the Monitor and further order of the Court.

[3]	Allocation of values between the claims of Affected Creditors of CMI, CTLP, Canwest Television GP Inc. and Canwest Global remains subject to review by the Monitor and further order of the Court.

Recapitalization Transaction;

(ii) each Third Party Creditor with a Proven Distribution Claim in full and final satisfaction of its Proven Distribution Claim shall receive a cash payment equal to its TP Creditor Percentage of the TP Creditor Distribution Amount;

(iii) each Affected Creditor (other than a Noteholder) with a Proven Distribution Claim of $5,000 or less and each Affected Creditor (other than a Noteholder) with a Proven Distribution Claim in excess of $5,000 but who has elected to value such claim at $5,000 for purposes of the Plan (collectively, the “Convenience Class Claims”) shall be valued for voting on the Plan and for receiving distributions under the Plan, if applicable, at an amount equal to the lesser of (a) $5,000, and (b) the value of the Proven Distribution Claim; and

(iv) each Affected Creditor holding a Proven Distribution Claim that is a Convenience Class Claim will receive a cash payment equal to the lesser of (A) $5,000 and (B) the value of such Affected Creditor’s Proven Distribution Claim in full and final satisfaction of such Claim. The Plan and the meeting order shall provide that each Affected Creditor whose Convenience Class Claims are paid in full shall be deemed to vote in favour of the Plan.

For purposes of the Plan, any claims that are in United States dollars (other than affected claims of the Noteholders) shall be converted into Canadian dollars on the basis of the average Bank of Canada United States/Canadian dollar noon exchange rate in effect over the ten day period preceding the filing of the Plan in the CCAA proceedings.

Claims against entities other than Canwest Global, CMI, CTLP and Canwest Television GP Inc. will be dealt with in an equitable manner having regard to the assets and liabilities of each entity.

For purposes of the Recapitalization Transaction only, notwithstanding any legal rights or entitlements of the Noteholders, intercompany claims among the Canwest Group (including, without limitation, claims against CMI by Canwest International Communications Inc., Canwest Irish Holdings (Barbados) Inc. and Irish Holdco and claims by CMI against CTLP and vice versa), shall be excluded for purposes of receiving distributions under the Plan.

Amounts owing between Canwest Global and one or more of its subsidiaries or between subsidiaries of Canwest Global that have arisen in accordance with the terms and conditions of any arrangement or agreement for the provision of services between CMI and/or its subsidiaries and Canwest Limited Partnership and/or its subsidiaries as of the date of the Support Agreement or past practice will be settled monthly.

For greater certainty, the CIT Facility shall be an unaffected obligation under the Plan and CIT shall, in respect of such obligation, be an unaffected creditor.

4. Existing Equity Entitlements:	Equity held by the existing shareholders of Canwest Global shall be extinguished under the Plan without compensation, provided however, that this step of the Plan may not be required if the Recapitalization Transaction is completed by way of the Share Transaction.

All equity compensation plans of Canwest Global will be terminated on closing of the Recapitalization Transaction and any outstanding options, restricted share units or other equity-based awards outstanding thereunder will be terminated and cancelled without compensation.

5. Share Capital:	The share capital of Restructured Canwest Global will be comprised of a single class of common shares, all owned by Shaw immediately following the Effective Time.

6. Investment:	The Shaw Funding Commitment will be used to acquire a 100% equity and 100% voting interest in Restructured Canwest Global and a direct or indirect 35.33% equity interest in CW Investments Co. on the date of implementation of the Recapitalization Transaction (the “Closing Date”).

The proceeds received from the Shaw Funding Commitment will be used to fund the cash payments set out in Section 3.

7.	[Intentionally deleted]

8.	[Intentionally deleted]

9. Acknowledgement;	Shaw acknowledges that it has been provided with a

Support Agreement:	copy of the Canwest Global Term Sheet in respect of the Recapitalization Transaction and acknowledges its terms. Canwest Global, Shaw and Consenting Noteholders holding at least 72% of the principal amount of 8% senior subordinated notes due 2012 issued by CMI have entered into the Shaw Support Agreement, as amended as of May 3, 2010. Pursuant to the Shaw Support Agreement, inter alia, the Consenting Noteholders will agree to vote in favour of and support the Recapitalization Transaction (as amended pursuant to this Term Sheet and the Canwest Global Term Sheet) and the Subscription, subject to the conditions precedent set out therein.

10. Conditions:	Completion of the Subscription (including, without limitation, (i) Restructured Canwest Global’s commitment to issue the Securities (or if applicable the obligation of CMI or another wholly-owned direct or indirect subsidiary of Canwest Global to sell the shares of Restructured Canwest Global), (ii) if applicable, CMI’s obligation to sell the equity and voting shares of CW Investments, and (iii) the Shaw Funding Commitment) is conditional upon the completion of the Recapitalization Transaction and the implementation of the Plan.

In addition to the conditions set forth in the Subscription Agreement and the Shaw Support Agreement, the completion of the Subscription (including, without limitation, the Shaw Funding Commitment) is conditional upon the satisfaction by the respective parties hereto or waiver by Shaw (provided, however, that the conditions in paragraphs (a), (c), (e), (j), (l), (n), (o), (p), (t), (v) and (dd) referenced below shall also be for the benefit of Canwest Global) at or prior to the closing on the Closing Date of the following conditions (non-consecutive paragraph numbering below is intentional):

(a) the Plan, Sanction Order, and the new (or amended) articles, by-laws and other constating documents of Restructured Canwest Global, as applicable, and all definitive legal documentation in connection with all of the foregoing shall be in a form agreed by Canwest Global and Shaw;

(b) there shall not exist or have occurred any default or event of default (other than those defaults or events of default that are remedied or waived and other than an event of default arising from a breach of Section 5(b) of the Cash Collateral Agreement which does not result in another event of default) under the CIT Facility or the Cash Collateral Agreement;

(c) the Plan shall have been approved by the Court and the Sanction Order shall be in form and substance satisfactory to Shaw and Canwest Global and in full force and effect and the transactions contemplated by the Plan shall have been consummated;

(d) there shall not exist or have occurred any orders or other matters in the CCAA proceedings relating to the Recapitalization Transaction, which, in the view of Shaw, could reasonably be expected to have a material adverse effect on the Recapitalization Transaction;

(e) all filings under applicable laws shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained, including without limitation, under the Competition Act (Canada) and under the Broadcasting Act (Canada);

(j) the CIT Facility shall have been (i) extended, (ii) replaced or (iii) terminated immediately before the completion of the Recapitalization Transaction;

(l) there shall have been no material adverse effect on CMI’s operations in connection with the disposition, recapitalization or restructuring of Canwest Limited Partnership (“Publishing LP”);

(n) the exit budget and all emergence costs shall not be materially worse than the projections provided to Shaw by Canwest Global on April 28, 2010;

(o) any Court imposed charge on the assets and property of Canwest Global or any of its subsidiaries (other than Publishing LP and its subsidiaries, National Post Holdings Ltd., National Post Company, Ten Networks Holdings Limited, CW Investments Co. and its subsidiaries) (collectively, the “Canwest Subsidiaries”), including without limitation, any administration charge, directors and officers’ charge or charge relating to key employee retention plans (“KERPs”) that have been offered to certain employees of Canwest Global or the Canwest Subsidiaries (the “KERP Employees”) in connection with the CCAA proceedings shall have been agreed to by Canwest Global, the management directors (with respect to the directors and officers’ charge), the KERP Employees (with respect to the KERP charge) and Shaw, and shall have been fully and irrevocably discharged and released;

(p) the terms and conditions with respect to any release and discharge of the court ordered charges in paragraph (o) above shall have been satisfactory to Canwest Global, the management directors (with respect to the directors and officers’ charge), the KERP Employees (with respect to the KERP charge) and Shaw;

(s) Canwest Global, CMI and Shaw shall have entered into the Plan Emergence Agreement (as defined below) on or prior to the date that is 23 days prior to the meeting of creditors in respect of the Plan;

(t) each of the meeting order, the Plan, any related plan of reorganization and/or arrangement under the Canada Business Corporations Act, disclosure documents, sanction material and Sanction Order shall have been in a form agreed in advance by Canwest Global and Shaw, each acting reasonably, and, where relevant, issued by the Court in form and substance satisfactory to Canwest Global and Shaw;

(u) there shall be no liabilities or contingent liabilities of Canwest Global or the Canwest Subsidiaries in respect of any registered pension plans, except for: (i) those registered pension plans sponsored or administered by any of Canwest Global or the Canwest Subsidiaries, and (ii) any multi-employer pension plans in which Canwest Global or the Canwest Subsidiaries are required to contribute pursuant to a collective bargaining agreement;

(v) CMI shall, immediately prior to the Effective Time, own, directly or indirectly, a minimum of 35.33% of the outstanding equity shares of CW Investments Co. and CW Investments Co. shall, at the Effective Time, own substantially all of the assets that it owned as at October 5, 2009;

(x) there shall not exist or have occurred any Material Adverse Effect. The term “Material Adverse Effect” shall mean a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, affairs, results of operations or financial condition of Canwest Global and the Canwest

Subsidiaries (taken as a whole) and shall include, without limitation, any disposition by Canwest Global or any of the Canwest Subsidiaries of any material asset (other than as contemplated by this Term Sheet) without the prior consent of the Shaw; provided that a Material Adverse Effect will not include the entering into of the Subscription Agreement (including this Term Sheet) or the performance of its terms, or the fact that Canwest Global and certain of the Canwest Subsidiaries are insolvent and/or have filed under the CCAA pursuant to, and in the manner contemplated by, this Term Sheet and provided further that a Material Adverse Effect shall not include the termination of any material contracts relating to the E Network in connection with the sale or closure of the E Stations;

(bb) the size and composition of the board of directors of Restructured Canwest Global shall be acceptable to Shaw; and

(dd) insurance in respect of the director’s and officer’s insurance policy of Canwest Global shall have been put in place on terms and at a cost acceptable to Canwest Global and Shaw.

11. Plan Emergence Agreement:	On or prior to the date that is 23 days prior to the Creditors Meeting, Canwest Global, CMI and Shaw shall enter into an emergence agreement with respect to the Plan (the “Plan Emergence Agreement”) that will, among other things, include schedules that are approved by Shaw and set forth:

(i) if the Recapitalization Transaction is to be effected through the Share Transaction, an amount agreed between Shaw and the Monitor to be funded from cash on hand of CMI (and not, for greater certainty, from the proceeds of the Shaw Funding Commitment) necessary to fund the bankruptcy, liquidation or winding-up and/or dissolution of Canwest Global and the Canwest Subsidiaries;

(ii) a list of all existing management employees of Canwest Global and the Canwest Subsidiaries, who will not remain as employees of Restructured Canwest Global or any of the Canwest Subsidiaries following the Effective Time, and

(iii) a list of all material contracts and agreements that will not remain as ongoing obligations of Restructured Canwest Global or any of the Canwest

Subsidiaries, following the Effective Time, which contracts and agreements shall be disclaimed, resiliated, terminated, repudiated or renegotiated on terms agreed to by Canwest Global and Shaw.

Any claims arising as a result of the Plan Emergence Agreement relating to the termination of pre-filing arrangements as contemplated under Sections 11(ii) and 11(iii) above shall be Restructuring Period Claims.

It is acknowledged and agreed that each of (i) the engagement letter entered into between Stonecrest Capital Inc. and Canwest Global dated June 30, 2009, as amended December 17, 2009 and March 25, 2010, (ii) the engagement letter entered into between Genuity Capital Markets and Canwest Global on May 29, 2009, (iii) the engagement letter entered into between RBC Dominion Securities Inc. and Canwest Global on December 10, 2008, as amended by a letter dated January 20, 2009, as further amended by a letter dated October 5, 2009 (which amending letter has been approved by the Ad Hoc Committee), and as further amended by a letter effective December 10, 2009 (iv) the agreements delivered by CMI to Shaw prior to the date hereof, which relate to the KERPs that have been offered to the KERP Employees, (v) all severance obligations in the amounts and in respect of the employees of Canwest Global and the Canwest Subsidiaries set forth in a schedule delivered by CMI to Shaw on April 28, 2010 and (vi) the CIT Facility, shall remain as unaffected obligations of Canwest Global and the Canwest Subsidiaries and shall not be repudiated or amended other than to the extent provided for therein, if applicable.

12. Termination and Extension:	The agreement constituted by this Term Sheet shall terminate and be at an end in the event that the Recapitalization Transaction shall not have been completed on or before the Outside Date (as defined below) or such later date as Shaw, Canwest Global and the Ad Hoc Committee may determine from time to time.

“Outside Date” means September 30, 2010, or such other date as Shaw, Canwest Global and the Ad Hoc Committee may agree in writing, provided that if the Closing has not occurred by the Outside Date as a result of the failure to obtain all of the Regulatory Approvals, then Shaw may from time to time elect in writing, provided that it is then in compliance in all material respects with its obligations under the Subscription Agreement, to extend the Outside Date for an additional three months, and provided further that the Outside Date may only be extended if Shaw reasonably believes that all of the Regulatory Approvals are capable of being obtained prior to the Outside Date, as it may be so extended.

13. Sanction Order	Canwest Global shall use commercially reasonable efforts to obtain the Sanction Order on or before August 27, 2010.

SCHEDULE “B”
FORM OF MUTUAL RELEASE

FULL AND FINAL MUTUAL RELEASE
     WHEREAS Canwest Media Inc. (formerly CanWest MediaWorks Inc.) (“CMI”), 4414616 Canada Inc. (“441”), GS Capital Partners VI Fund, L.P. (“GSCP”), GSCP VI AA One Holding S.àr.l (“GS Shareholder Holdco One”) and GSCP VI AA One Parallel Holding S.àr.l (“GS Shareholder Holdco Two” and, together with GSCP and GS Shareholder One, the “GS Entities”) and CW Investments Co. (“CW Investments”) are parties to an amended and restated shareholders agreement (the “CW Investments Shareholders Agreement”) made as of August 15, 2007, as amended and restated as of January 4, 2008;
     AND WHEREAS Canwest Global Communications Corp. (“Canwest Global” and, together with 441 and CMI, the “Canwest Entities”) and certain of its subsidiaries and affiliates (the “CMI Entities”) were granted protection from their creditors under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”) pursuant to an initial order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated October 6, 2009 and FTI Consulting Canada Inc. was appointed as monitor of the CMI Entities and certain of their subsidiaries and affiliates (the “CCAA Proceedings”);
     AND WHEREAS in connection with the CCAA Proceedings of the CMI Entities, the GS Entities and the Canwest Entities are in dispute concerning, inter alia: (i) the transfer of shares of CW Investments from 441 to CMI on or about October 5, 2009, and subsequent dissolution of 441 (the “441 Matters”), (ii) the sale of an interest in Ten Network Holdings Limited by Canwest MediaWorks Ireland Holdings (“Irish Holdco”) and the subsequent use of the proceeds thereof by the CMI Entities and Irish Holdco, including pursuant to a Use of Cash Collateral and Consent Agreement dated as of September 23, 2009 (the “Ten Shares Matters”), and the GS Entities filed a motion in the CCAA Proceedings dated November 2, 2009 as amended by a Notice of Motion dated November 19, 2009 dealing with, inter alia, the 441 Matters and the Ten Shares Matters (collectively, the “GS Motion”), and (iii) the solicitation process leading up to, and the entry into by Canwest Global, Shaw Communications Inc. (“Shaw”) and

the other parties thereto of, a subscription agreement and related documentation (the “Shaw Subscription Documents”), and the approval of the Court of the Shaw Subscription Documents on February 19, 2010 (the “Shaw Approval Order”), providing for Shaw to become an equity investor in a restructured Canwest Global and the GS Entities filed a Motion for Leave to Appeal the Shaw Approval Order dated March 9, 2010 with the Ontario Court of Appeal (the “GS Appeal”) (the 441 Matters, the Ten Shares Matters and all matters that were raised, or that could have been raised, in the GS Motion and the GS Appeal are referred to herein, collectively, as the “Disputed Matters”);
     AND WHEREAS the GS Entities, as vendor, and 731672 Canada Inc. (“731”) and Shaw (Shaw and 731, together, the “Shaw Entities”), as purchaser, have entered into a share purchase agreement dated May 3, 2010 (the “Share Purchase Agreement”) pursuant to which, inter alia, (i) the Shaw Entities have agreed to purchase, and the GS Entities have agreed to sell, certain of the shares of CW Investments owned by the GS Entities, and (ii) the GS Entities have granted an option to the Shaw Entities to purchase the remainder of their shares of CW Investments.
     NOW THEREFORE FOR GOOD AND VALUABLE CONSIDERATION, including the releases contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto agree as follows:
1. The GS Entities and their affiliates, subsidiaries and successors hereby release, acquit, remise and forever discharge the Canwest Released Parties (as defined below), the Shaw Released Parties (as defined below) and/or the Monitor (as defined below) from any and all actions, causes of action, claims for negligence, suits, complaints, debts, dues, accounts, agreements, covenants, contracts, demands, guarantees, representations, defenses, set-offs, recoupments and claims for injuries, losses, damages or costs of any kind whatsoever, including without limitation, any claim or cause of action arising in whole or in part under the CCAA, which the GS Entities and their affiliates, subsidiaries and successors may have or will have (in each case in respect of facts in existence as of the date hereof), now have or have had as against the Canwest Released Parties, the Shaw Released Parties and/or the Monitor in respect of, in whole or in part, the Disputed Matters.
2. The Canwest Entities and their affiliates, subsidiaries and successors hereby release, acquit, remise and forever discharge the GS Released Parties (as defined below) and/or the Monitor from any and all actions, causes of action, claims for negligence, suits, complaints, debts, dues, accounts, agreements, covenants, contracts, demands, guarantees, representations, defenses, set-offs, recoupments and claims for injuries, losses, damages or costs of any kind whatsoever, including without limitation, any claim or cause of action arising in whole or in part under the CCAA, which the Canwest Entities and their affiliates, subsidiaries and successors may have or will have (in each case in respect of facts in existence as of the date hereof), now have or have had as against the GS Released Parties and/or the Monitor in respect of, in whole or in part, the Disputed Matters.
3. The Shaw Entities and their affiliates, subsidiaries and successors hereby release, acquit, remise and forever discharge the GS Released Parties and/or the Monitor from any and all actions, causes of action, claims for negligence, suits, complaints, debts, dues, accounts, agreements, covenants, contracts, demands, guarantees, representations, defenses, set-offs, recoupments and claims for injuries, losses, damages or costs of any kind whatsoever, including without limitation, any claim or cause of action arising in whole or in part under the CCAA, which the Shaw Entities and their affiliates, subsidiaries and successors may have or will have (in each case in respect of facts in existence as of the date hereof), now have or have had as against the GS Released Parties and/or the Monitor in respect of, in whole or in part, the Disputed Matters.
4. For the avoidance of doubt, notwithstanding any statements to the contrary contained in this Release, this Release shall not extend to any actions, causes of action, claims for negligence, suits, complaints, debts, dues, accounts, agreements, covenants, contracts, demands, guarantees, representations, defenses, set-offs, recoupments and claims for injuries, losses, damages or costs of any kind whatsoever in respect of, in whole or in part, the Share Purchase Agreement and the agreements contemplated thereby.
5. For the purposes of this Release, (i) the “GS Released Parties” means, collectively, the GS Entities and their respective former and current directors, officers, shareholders, agents, employees, advisors, affiliates, subsidiaries, predecessors, successors, assigns and their respective estates, (ii) the “Canwest Released Parties” means, collectively, the Canwest Entities and CW Investments and its subsidiaries and their respective former and current directors, officers, shareholders, agents, employees, advisors, affiliates, subsidiaries, predecessors, successors, assigns and their respective estates, (iii) the “Shaw Released Parties” means, collectively, the Shaw Entities and their respective former and current directors, officers, shareholders, agents, employees, advisors, affiliates, subsidiaries, predecessors, successors, assigns and their respective estates, and (iv) the “Monitor” means FTI Consulting Canada Inc., the Court-appointed monitor of the CMI Entities, and its former and current directors, officers, shareholders, agents, employees, advisors, affiliates, subsidiaries, predecessors, successors, assigns and their respective estates.
6. The GS Entities hereby:
(i)	agree and consent to an order of the Court dismissing the GS Motion with prejudice and without costs;

(ii)	agree to forthwith deliver and file a Notice of Abandonment with respect to the GS Appeal with the Ontario Court of Appeal and the parties hereto agree to forego any costs associated with the GS Appeal; and

(iii)	agree that they will not seek to revive or take any steps whatsoever in respect of 441 in the event that the CMI Entities seek to dissolve or otherwise deal with 441 as part of their restructuring.

7. The parties hereto undertake and agree not to take any steps or initiate any proceedings or other complaint or advance any claim whatsoever with respect to any of the Disputed Matters herein released against any person, partnership, corporation, or other such entity who might be entitled to claim contribution, indemnity, or any other relief as against any of the parties released herein, pursuant to the provisions of any statute or otherwise, with respect to any of the matters which the parties release by this Release or with respect to which the parties agree herein not to make any claim or take any proceedings.
8. Each of the parties hereto represents and warrants that, except as described herein, none of them has assigned to any person, partnership, corporation, or other entity any of the matters released herein.
9. Each of the parties hereto acknowledges, declares and agrees that each one of them has reviewed this Release with its counsel, and understands the terms of this Release and voluntarily accepts the consideration referred to above for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid, and represents and warrants that it was not induced to enter into this Release by reason of any representation or warranty of any nature or kind whatsoever and that there is no condition, express or implied, or collateral agreement affecting the said settlement.
10. Each of the parties hereto acknowledges and agrees that this Release is deemed to be no admission whatsoever of liability on the part of any of the parties with respect to the Disputed Matters or otherwise, and any such liability is denied.
11. In the event that any of the parties hereto should hereafter make any claims or demands or commence or threaten to commence any actions against any other party for or by reason of any cause, matter or thing specifically released herein, this document may be raised as an estoppel to any claim, demand or action commenced in regard to the aforesaid.

12. The parties hereto further agree to keep the terms of this Release confidential and, except where required by law or for the purposes of the CCAA Proceedings, not to disclose its terms to any party without the prior written consent of the other parties.
13. This Release may be executed in counterparts and exchanged by facsimile transmission or scanned copy attached to an email, each copy of which shall be deemed to be an original, and such separate counterparts shall together constitute one and the same instrument.
14. This Release shall be governed by and construed in accordance with the laws of the Province of Ontario. Each party hereto irrevocably submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Release.
[Remainder of page intentionally left blank.]

     IN WITNESS WHEREOF the parties have caused this Release to be executed by their duly authorized officers.
     DATED at _________ this ______ day of ______, 2010.

GS CAPITAL PARTNERS VI FUND, L.P.
By:
Name:
Title:

GSCP VI AA ONE HOLDING S.àr.l
By:
Name:
Title:

GSCP VI AA ONE PARALLEL HOLDING S.àr.l
By:
Name:
Title:

Full and Final Mutual Release

7316712 CANADA INC.
By:
Name:
Title:

By:
Name:
Title:

SHAW COMMUNICATIONS INC.
By:
Name:
Title:

By:
Name:
Title:

Full and Final Mutual Release

CANWEST GLOBAL COMMUNICATIONS CORP.
By:
Name:
Title:

CANWEST MEDIA INC.
By:
Name:
Title:

CW INVESTMENTS CO.
By:
Name:
Title:

Full and Final Mutual Release

SCHEDULE “B”
Support Agreement Amendment

AMENDMENT AGREEMENT NO. 4
TO
SUPPORT AGREEMENT
THIS AGREEMENT is made as of the 3rd day of May, 2010.
WHEREAS the undersigned members of the Ad Hoc Committee are party to a support agreement dated October 5, 2009 (as amended by an amendment agreement to the Support Agreement made as of January 29, 2010, an amendment agreement to the Support Agreement made as of February 11, 2010 and an amendment agreement to the Support Agreement made as of April 15, 2010, the “Support Agreement”) with Canwest Global Communications Corp. (“Canwest Global”), Canwest Media Inc. (“CMI”), Canwest Television Limited Partnership (“CTLP”), by its general partner, Canwest Television GP Inc., and the entities listed in Schedule A thereto (together with Canwest Global, CMI and CTLP, the “Companies”), regarding the principal aspects of a recapitalization of the Companies, as more fully described in the amended and restated recapitalization transaction term sheet attached as Schedule B to the Support Agreement and incorporated therein (the “Amended and Restated Term Sheet” and together with the Support Agreement, the “Agreement”);
AND WHEREAS in connection with the recapitalization of the Companies, Shaw Communications Inc. (“Shaw”) and Canwest Global entered into a subscription agreement on February 11, 2010 (the “Subscription Agreement”) pursuant to which Shaw agreed to subscribe for, and Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for any excluded assets and properties as may be agreed to by Shaw and Canwest Global, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), agreed to issue, equity shares in the capital of Restructured Canwest Global (collectively, the “Subscription Transaction”), in accordance with the terms and subject to the conditions thereof;
AND WHEREAS in connection with the Subscription Agreement, Canwest Global, members of the Ad Hoc Committee and Shaw entered into a related support agreement on February 11, 2010 (the “Shaw Support Agreement”);
AND WHEREAS contemporaneously with the execution of this Amendment (as defined below), the parties to the Subscription Agreement are entering into an amendment agreement thereto (the “Subscription Agreement Amendment”), and the parties to the Shaw Support Agreement are entering into an amendment agreement thereto (the “Shaw Support Agreement Amendment”), in each case in order to reflect, inter alia, certain amended terms of the Subscription Transaction and the Recapitalization Transaction;
AND WHEREAS pursuant to Section 15(n) thereof, the Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by the Companies and Consenting Noteholders representing at least two-thirds of the aggregate principal amount of Relevant Notes held by all Consenting Noteholders;
AND WHEREAS the undersigned Consenting Noteholders and the Companies wish to amend the Agreement, in order to reflect, inter alia, the amended terms of the Subscription Transaction and the Recapitalization Transaction, by (i) amending certain provisions of the Support

Agreement, and (ii) amending and restating the Amended and Restated Term Sheet in the form of the second amended and restated recapitalization term sheet attached as Schedule “A” hereto (the “Second Amended and Restated Term Sheet”), all in accordance with the terms and subject to the conditions of this Amendment (as defined below);
AND WHEREAS the undersigned Consenting Noteholders wish to approve the Subscription Agreement Amendment in the form attached as Schedule “B” hereto;
NOW THEREFORE, for value received, and intending to be legally bound by this amendment agreement No. 4 to the Support Agreement (the “Amendment”), the parties agree as follows:
1.	Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

2.	The Amended and Restated Term Sheet is hereby amended and restated in the form of the Second Amended and Restated Term Sheet.

3.	The Support Agreement is hereby amended as follows:
(a)	Section 6 of the Support Agreement is hereby deleted and replaced by the following:

“[Intentionally deleted]”;

(b)	Section 9(a) of the Support Agreement is hereby deleted and replaced by the following:

“[Intentionally deleted]”;

(c)	Section 10(a)(iv) of the Support Agreement is hereby deleted and replaced by the following:

“if the Plan Implementation Date shall not have occurred on or before the Outside Date.”;

(d)	Section 15(h) of the Support Agreement is hereby amended by adding the following words immediately after the words “Cash Collateral Agreement” in the second line thereof:

“, the support agreement dated as of February 11, 2010, as amended, between Canwest Global, the Consenting Noteholders and Shaw Communications Inc.”; and

(e)	the definition of “Outside Date” in Schedule C to the Support Agreement is deleted and replaced with the following:

“ “Outside Date” shall have the meaning set out in Section C.9 of the Term Sheet.”
4.	Except as expressly modified by the terms of this Amendment, the terms of the Agreement shall continue to apply in full force and effect, unamended. Subject to Section 15(n) of the Support Agreement, this Amendment may not be modified or amended except by a written instrument signed by the parties hereto at the time of the execution of such written instrument.
5.	The undersigned Consenting Noteholders hereby approve the Subscription Agreement Amendment in the form attached as Schedule “B” hereto.

6.	This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

7.	This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party hereto submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Amendment.
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SCHEDULE “A”
SECOND AMENDED AND RESTATED TERM SHEET

CANWEST GLOBAL COMMUNICATIONS CORP.
AND
CANWEST MEDIA INC.
SECOND AMENDED AND RESTATED
RECAPITALIZATION TRANSACTION TERM SHEET
RE:	8.0% Senior Subordinated Notes due 2012 issued by Canwest Media Inc. (collectively, the “Notes”, and the holders of such Notes, collectively, the “Noteholders”, and the indenture under which the Notes were issued by Canwest Media Inc., as amended, modified or supplemented prior to the date hereof, the “Indenture”).
The purpose of this Second Amended and Restated Recapitalization Transaction Term Sheet (the “Amended Term Sheet”) is to set out the principal terms of a proposed recapitalization transaction (the “Recapitalization Transaction”) of Canwest Global Communications Corp. (“Canwest Global”), Canwest Media Inc. (“CMI”), Canwest Television Limited Partnership (“CTLP”) and certain of their respective subsidiary entities (but specifically excluding Canwest Limited Partnership and its subsidiaries1, CW Investments Co. and its subsidiaries and Ten Network Holdings Limited and its subsidiaries) (collectively, the “Canwest Group”). The purpose of the Recapitalization Transaction is, among other things, to restructure CMI into a viable and competitive industry participant able to deal with the current issues facing the broadcasting industry and other competitive factors.
This Amended Term Sheet is a summary of the terms and conditions of the Recapitalization Transaction. This Amended Term Sheet does not create any obligations on the part of Canwest Global, CMI or any of their respective subsidiaries, any Noteholder or any other person, until such party has executed an amendment to the support agreement dated October 5, 2009, as amended, between, inter alia, Canwest Global, CMI, CTLP, by its general partner, Canwest Television GP Inc., the entitles listed in Schedule A thereto and the Noteholders, as amended from time to time (the “Support Agreement” and such amendment thereto being referred to as the “Support Agreement Amendment”) attaching this Amended Term Sheet. Certain matters described herein may be subject to the negotiation, execution and delivery of definitive documentation.
This Amended Term Sheet shall not constitute an offer to sell, buy or exchange into, nor the solicitation of an offer to sell, buy or exchange into, any of the securities or instruments referred to herein. Furthermore, until a party has executed a Support Agreement Amendment attaching this Amended Term Sheet, nothing herein constitutes a commitment to exchange any debt, lend funds to Canwest Global, CMI or any of their respective subsidiaries, vote debt in a certain way, or negotiate, agree to or otherwise engage in the transactions described herein.
All dollar amounts expressed herein are in Canadian dollars except as specifically noted otherwise.

[1]	Any reference to “Canwest Limited Partnership and its subsidiaries” or “Publishing LP and its subsidiaries” shall include Canwest (Canada) Inc. (the general partner of Canwest Limited Partnership).

A. RECAPITALIZATION TRANSACTION
1. Summary
The Noteholders’ claims pursuant to the Notes and the Indenture shall be addressed in accordance with the Recapitalization Transaction, which shall be approved or implemented as part of a plan of arrangement (the “Plan”) to be filed pursuant to the Companies’ Creditors Arrangement Act (the “CCAA”) and approved and sanctioned by the Ontario Superior Court of Justice (the “Court”) pursuant to a Court Order (the “Sanction Order”). Canwest Mediaworks Ireland Holdings (“Irish Holdco”) is not and will not be a party to the CCAA filing.
2. Certain Steps
As part of the Recapitalization Transaction:
(a)	the proceeds of the shares of Ten Network Holdings Limited (“Ten Network”) that were held by Irish Holdco and subject to the equitable mortgage held by CIBC Mellon Trust Company (collectively, the “Irish Holdco Ten Shares”) and that have been sold have been applied as set forth in the Use of Cash Collateral and Consent Agreement entered into by, among others, CMI, Canwest Global and certain of the Noteholders dated as of September 23, 2009, as amended from time to time (the “Cash Collateral Agreement”);

(b)	a restructured Canwest Global or, subject to compliance with applicable laws and obtaining any necessary or desirable regulatory or third party approvals or consents, a newly incorporated company under the Canada Business Corporations Act (such restructured or new company is referred to in this Amended Term Sheet as “Restructured Canwest Global”) will pay cash to affected creditors (including the Noteholders), subject to the terms and conditions set out in Section A.5 below;

(c)	[Intentionally deleted];

(d)	Shaw Communications Inc. or a direct or indirect, wholly owned subsidiary that is Canadian (as defined in the Direction to the CRTC (Ineligibility of Non Canadians)) (the “Direction”) (Shaw Communications Inc. and any such designated subsidiary being collectively referred to herein as “Shaw”) will purchase all of the common shares in the capital of Restructured Canwest Global, as described more fully below provided that the foregoing is at all times in compliance with the Direction and subject to the prior approval of the Canadian Radio-television and Telecommunications Commission (the “CRTC”), as applicable; and

(e)	the equity held by all existing shareholders of Canwest Global as at the Plan Implementation Date shall be extinguished under the Plan without compensation, provided, however, that this step of the Plan may not be required if the Recapitalization Transaction is completed by way of a transaction whereby (i) Restructured Canwest Global will be a newly created corporation, incorporated under the Canada Business Corporations Act (the “CBCA”) and/or (ii) Shaw will purchase all of the shares of Restructured Canwest Global from Canwest Global, CMI or another wholly-owned direct or indirect subsidiary of Canwest Global (the “Share Transaction”).
3. Investor in Restructured Canwest Global
Pursuant to the subscription agreement between Shaw and Canwest Global executed as of February 11, 2010 and amended on the date hereof (the “Shaw Subscription Agreement”), subject to the terms and conditions thereof, the Subscriber (as defined therein) has agreed to purchase (the “Shaw Subscription”) all of the common shares of Restructured Canwest Global representing a 100% equity and 100% voting interest in Restructured Canwest Global.
4. Intentionally Deleted
5. Affected Claims and Distributions under the Plan
The procedure for determining the validity and amount of affected creditors’ claims against Canwest Global, CMI and CTLP for purposes of voting and receiving distributions under the Plan will be governed by an order of the Court in the CCAA proceedings (the “Claims Procedure Order”), which order shall be satisfactory to Canwest Global, CMI, CTLP and the ad hoc committee of Noteholders (the “Ad Hoc Committee”).
For purposes of this Amended Term Sheet:
“Affected Creditors” means those creditors whose claims are compromised under the Plan and includes, for greater certainty, the Noteholders;
“Continued Support Payment” means
(A) in the event that the Plan Implementation Date occurs on or before September 30, 2010, $0, or (B) in the event that the Plan Implementation Date occurs after September 30, 2010, U.S.$2,900,000 per month; provided that if the Plan Implementation Date occurs prior to the end of a month, the payment in (B) in respect of such partial month shall be pro-rated based on the number of days elapsed in such month (to but excluding the Plan Implementation Date);
“Convenience Class Amount” means the total amount paid in respect of all Convenience Class Claims;
“Noteholder Distribution Amount” equals the sum of (A) US$440 million, plus (B) the Continued Support Payment;
“Noteholder Percentage” means the amount of the Noteholder’s Proven Distribution Claim relative to the total Proven Distribution Claims of all Noteholders;2

[2]	Allocation of values between the claims of Affected Creditors of CMI, CTLP, Canwest Television GP Inc. and Canwest Global remains subject to review by the Monitor and further order of the Court.

“Proven Distribution Claims” means claims of Affected Creditors of Canwest Global, Canwest Television GP Inc., CMI and CTLP accepted for purposes of receiving distributions under the Plan;
“Third Party Creditors” means those Affected Creditors who are not Noteholders and do not have a Convenience Class Claim;
“TP Creditor Distribution Amount” means the sum of (A) $38 million, plus (B) in the event there are Restructuring Period Claims relating to the termination of pre-filing arrangements as contemplated under Sections 11(ii) and 11(iii) of the amended and restated term sheet attached as Schedule “A” to the Shaw Subscription Agreement, an additional cash amount equal to the amount that is required to maintain the recovery rate that would otherwise be received by Third Party Creditors assuming there were no such Restructuring Period Claims, minus (C) the Convenience Class Amount; and
“TP Creditor Percentage” means the amount of the Third Party Creditor’s Proven Distribution Claim relative to the total Proven Distribution Claims of all Third Party Creditors.3
As part of the Recapitalization Transaction:
(a)	each Noteholder with a Proven Distribution Claim shall receive a cash payment equal to its Noteholder Percentage of the Noteholder Distribution Amount in full and final satisfaction of its Proven Distribution Claim, its claims against Irish Holdco in respect of the Secured Note and the Unsecured Note (as such capitalized terms are defined in the Initial Order, as defined below), its claims against the guarantors with respect to the Indenture and Continued Support Payment and all other consideration owing in connection with the Recapitalization Transaction;

(b)	each Third Party Creditor with a Proven Distribution Claim in full and final satisfaction of its Proven Distribution Claim shall receive a cash payment equal to its TP Creditor Percentage of the TP Creditor Distribution Amount;

(c)	each Affected Creditor (other than a Noteholder) with a Proven Distribution Claim of $5,000 or less and each Affected Creditor (other than a Noteholder) with a Proven Distribution Claim in excess of $5,000 but who has elected to value such claim at $5,000 for purposes of the Plan (collectively, the “Convenience Class Claims”) shall be valued for voting on the Plan and for receiving distributions under the Plan, if applicable, at an amount equal to the lesser of (a) $5,000, and (b) the value of the Proven Distribution Claim; and

(d)	each Affected Creditor holding a Proven Distribution Claim that is a Convenience Class Claim will receive a cash payment equal to the lesser of (A) $5,000 and (B) the value of such Affected Creditor’s Proven Distribution Claim in full and final

[3]	Allocation of values between the claims of Affected Creditors of CMI, CTLP, Canwest Television GP Inc. and Canwest Global remains subject to review by the Monitor and further order of the Court.

satisfaction of such Claim. The Plan and the meeting order shall provide that each Affected Creditor whose Convenience Class Claims are paid in full shall be deemed to vote in favour of the Plan.
For purposes of the Plan, any claims that are in United States dollars (other than affected claims of the Noteholders) shall be converted into Canadian dollars on the basis of the average Bank of Canada United States/Canadian dollar noon exchange rate in effect over the ten day period preceding the filing of the Plan in the CCAA proceedings.
Claims against entities other than Canwest Global, CMI, CTLP and Canwest Television GP Inc. will be dealt with in an equitable manner having regard to the assets and liabilities of each entity.
For purposes of the Recapitalization Transaction only, notwithstanding any legal rights or entitlements of the Noteholders, intercompany claims among the Canwest Group (including, without limitation, claims against CMI by Canwest International Communications Inc., Canwest Irish Holdings (Barbados) Inc. and Irish Holdco and claims by CMI against CTLP and vice versa), shall be excluded for purposes of receiving distributions under the Plan.
Amounts owing between Canwest Global and one or more of its subsidiaries or between subsidiaries of Canwest Global that have arisen in accordance with the terms and conditions of any arrangement or agreement for the provision of services between CMI and/or its subsidiaries and Canwest Limited Partnership and/or its subsidiaries as of the date of the Support Agreement or past practice will be settled monthly.
For greater certainty, the senior secured debt facility of CMI (the “CIT Facility”) shall be an unaffected obligation under the Plan and CIT Business Credit Canada Inc. (“CIT”) shall, in respect of such obligation, be an unaffected creditor.
6. Existing Shareholders and Equity Compensation Plans
The equity held by the existing shareholders of Canwest Global shall be extinguished under the Plan without compensation, provided, however, that this step of the Plan may not be required if the Recapitalization Transaction is completed by way of the Share Transaction.
All equity compensation plans of Canwest Global will be terminated on closing of the Recapitalization Transaction and any outstanding options, restricted share units or other equity-based awards outstanding thereunder will be terminated and cancelled without compensation.
7. Intentionally Deleted
8. Repayment of Existing Senior Notes
The 12% senior secured notes of CMI issued on May 22, 2009 (the “Existing Senior Notes”) have been repaid in full by CMI with a portion of the proceeds of the loan from Irish Holdco evidenced by the Secured Note.
9. Intentionally Deleted
10. Intentionally Deleted

11. Description of Restructured Canwest Global Shares
The share capital of Restructured Canwest Global will be comprised of a single class of common shares, all owned by Shaw immediately following the Effective Time (as defined below).
B. CONDITIONS TO RECAPITALIZATION
The Recapitalization Transaction shall be subject to the satisfaction of the following conditions prior to or at the time on which the Recapitalization Transaction is implemented (the “Effective Time”), provided that
     (1) each of the conditions set out in paragraphs (a), (b), (c), (d), (e), (f), (n), (q), (r), (t), (v), (w), (y), (aa) and (cc) is for the benefit of the Noteholders and may be waived by the Ad Hoc Committee, on behalf of the Noteholders; and
     (2) each of the conditions set out in paragraphs (a), (c), (e), (f), (j), (l), (n), (o), (p), (r), (t), (v) and (dd) is for the benefit of CMI and may be waived by CMI:
(a)	the Plan and Sanction Order and all definitive legal documentation in connection with all of the foregoing shall be in a form agreed by CMI and the Ad Hoc Committee;

(b)	there shall not exist or have occurred any default or event of default (other than those defaults or events of default that are remedied or waived and other than an event of default arising from a breach of Section 5(b) of the Cash Collateral Agreement which does not result in another event of default) under the CIT Facility or the Cash Collateral Agreement;

(c)	the Plan shall have been approved by the Court and the Sanction Order shall be in full force and effect and the transactions contemplated by the Plan shall have been consummated;

(d)	there shall not exist or have occurred any orders or other matters in the CCAA proceedings relating to the Recapitalization Transaction, which, in the view of the Ad Hoc Committee, could reasonably be expected to have a material adverse effect on the Recapitalization Transaction;

(e)	all filings under applicable laws shall have been made and any material regulatory consents or approvals that are required in connection with the Recapitalization Transaction shall have been obtained, including without limitation, under the Competition Act (Canada) and under the Broadcasting Act (Canada);

(f)	there shall not be in effect any preliminary or final decision, order or decree by a government, government authority, court or public authority, in consequence of or in connection with the Recapitalization Transaction, which restrains, impedes or prohibits the Recapitalization Transaction or any part thereof or requires or purports to require a variation of the Recapitalization Transaction;

(g)	[Intentionally deleted];

(h)	[Intentionally deleted];

(i)	[Intentionally deleted];

(j)	the CIT Facility shall have been (i) extended, (ii) replaced or (iii) terminated immediately before the completion of the Recapitalization Transaction;

(k)	[Intentionally deleted];

(l)	the terms and conditions of any arrangement or agreement for the provision of services between CMI and/or its subsidiaries and Canwest Limited Partnership (“Publishing LP”) and/or its subsidiaries, including any services provided by Publishing LP and/or its subsidiaries to CMI and/or its subsidiaries, as of the Effective Time, either in their current form or as amended or replaced (including as replaced by an arrangement with a third party provider other than Publishing LP and/or its subsidiaries), in each case, shall be satisfactory in all respects to CMI, and there shall have been no material adverse effect on CMI’s operations in connection with the disposition, recapitalization or restructuring of Publishing LP;

(m)	[Intentionally deleted];

(n)	all emergence costs (including, without limitation, as to individual amounts, the aggregate amount and uses) shall be acceptable to CMI and the Ad Hoc Committee;

(o)	any Court imposed charge on the assets and property of Canwest Global or any of its subsidiaries (other than Publishing LP and its subsidiaries, National Post Holdings Ltd., National Post Company, CW Investments Co. and its subsidiaries and Ten Network Holdings Limited and its subsidiaries) (collectively, the “Canwest Subsidiaries”), including without limitation, any administration charge, directors and officer charge or charge relating to key employee retention plans (“KERPs”) that have been offered to certain employees of Canwest Global or the Canwest Subsidiaries (the “KERP Employees”) in connection with the CCAA proceedings shall be acceptable to CMI, the management directors (with respect to the directors and officers charge), the KERP Employees (with respect to the KERP charge), and shall have been fully and irrevocably discharged and released;

(p)	the terms and conditions with respect to any release and discharge of the Court ordered charges in paragraph (o) above shall have been satisfactory to CMI, the management directors (with respect to the directors and officers charge) and the KERP Employees (with respect to the KERP charge);

(q)	the terms and conditions with respect to any release and discharge of the Court ordered administration charge in paragraph (o) above as it relates to (i) Goodmans LLP, legal advisor to the Ad Hoc Committee, and (ii) Houlihan Lokey, financial advisor to the Ad Hoc Committee, shall have been satisfactory to the Ad Hoc Committee;

(r)	the Shaw Subscription shall have been completed pursuant to the terms and conditions of the Shaw Subscription Agreement;

(s)	[Intentionally deleted];

(t)	each of the claims process, claims order, meeting order, Plan, any related plan of reorganization and/or arrangement under the CBCA, disclosure documents, sanction material and Sanction Order shall have been in a form agreed in advance by CMI and the Ad Hoc Committee, each acting reasonably;

(u)	[Intentionally deleted];

(v)	CMI shall, immediately prior to the Effective Time, own, directly or indirectly, a minimum of 35.33% of the outstanding equity shares of CW Investments Co., and CW Investments Co. shall, at the Effective Time, own substantially all of the assets that it owned as at October 5, 2009;

(w)	the representations and warranties of Canwest Global and CMI set forth in this Amended Term Sheet and in the Support Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if made at and as of such time except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by the Support Agreement or this Amended Term Sheet and except that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date;

(x)	[Intentionally deleted];

(y)	the Noteholders shall have received the distributions under the Plan in the manner set forth in Section A.5;

(z)	[Intentionally deleted];

(aa)	the event set forth in Section C.9 shall have occurred on or before the corresponding date indicated in such Section;

(bb)	[Intentionally deleted];

(cc)	CMI shall have complied in all material respects with each covenant in this Amended Term Sheet and in the Support Agreement that is to be performed on or before the Effective Time; and

(dd)	insurance in respect of the director’s and officer’s insurance policy of Canwest Global shall have been put in place on terms and at a cost acceptable to CMI.
C. GENERAL PROVISIONS
1. CRTC Application
CMI and the Ad Hoc Committee will each use their commercially reasonable efforts to take, or cause to be taken, all actions to assist and cooperate with each other and Shaw to obtain CRTC approval of the Recapitalization Transaction as contemplated by the Shaw Subscription Agreement. The parties shall reasonably cooperate with each other and with Shaw with respect to the preparing of the application(s) and all related correspondence to the CRTC as contemplated by the Shaw Subscription Agreement.
2. CCAA Plan of Arrangement
The implementation of the Plan shall be subject to and conditional upon all required Court, creditor and other approvals, if and to the extent required. The successful completion (or waiver by CMI and the Ad Hoc Committee) of all of the steps and matters noted above shall be a condition precedent to the Plan. Court filings, disclosure documents and news releases announcing the Recapitalization Transaction of Canwest Global and/or CMI shall be made available to the Noteholders prior to issuance or filing thereof for review in connection with the implementation of the Plan.
3. Representations, Warranties and Covenants of Canwest Global, CMI and CTLP
Each of Canwest Global, CMI and CTLP hereby represents, warrants and covenants that:
(a)	the monitor, FTI Consulting Inc. (“FTI”) has received a written Canadian legal opinion, in a form acceptable to FTI, from counsel to FTI with respect to customary matters relating to the CIT Facility;

(b)	neither Canwest Mediaworks Ireland Holdings nor Canwest Ireland Nominee Ltd. has any assets or liabilities other than (i) customary liabilities associated with a holding company, (ii) the Secured Note and the Unsecured Note, (iii) guarantees of the Notes, (iv) intercompany obligations owed to Irish Holdco by CMI in the amount of approximately $72,000,000 and (v) a right of redemption in favour of CMI, the holder of the preferred shares of Irish Holdco;

(c)	it shall not, except as contemplated by the Recapitalization Transaction, enter into any transaction or agreement that could reasonably be expected to materially adversely affect the Recapitalization Transaction; and

(d)	upon the making of a filing under the CCAA (a “Filing”), Canwest Global and the Canwest Subsidiaries will: (i) ensure that the initial CCAA order (the “Initial Order”) and all ancillary and subsequent court orders (“Other Restructuring Orders”) issued in connection with a Filing at any time shall be in form and substance satisfactory to the Ad Hoc Committee; and (ii) comply with all terms of the Initial Order and all Other Restructuring Orders at all times; and

(e)	The amended and restated shareholders agreement relating to CW Investments Co., as amended and restated as of January 4, 2008 and as amended as of May 3, 2010, will not be further amended in a manner that could reasonably be expected to adversely affect the interests of the Noteholders.
4. Intentionally Deleted
5. Intentionally Deleted

6. DIP Financing
The debtor in possession arrangements in respect of the CIT Facility shall be agreed to by CMI and the Ad Hoc Committee, it being acknowledged by CMI and the Ad Hoc Committee that the debtor in possession arrangements agreed to pursuant to the CIT Facility are acceptable to CMI and the Ad Hoc Committee.
7. Chief Restructuring Advisor
Upon the commencement of CCAA proceedings in respect of Canwest Global, CMI and/or CTLP, Canwest Global, CMI and CTLP shall promptly engage a chief restructuring advisor acceptable to the Ad Hoc Committee on terms (including the authorities, responsibilities, remuneration and length of engagement) acceptable to the Ad Hoc Committee, it being acknowledged by the Ad Hoc Committee that the terms of the engagement letter entered into between Canwest Global and Stonecrest Capital Inc. are acceptable to the Ad Hoc Committee provided that upon the commencement of CCAA proceedings Stonecrest Capital Inc. becomes chief restructuring advisor as contemplated by such agreement. The chief restructuring advisor shall be discharged and released at the Effective Time.
8. Amendments
No amendments to the Plan or the Recapitalization Transaction shall be made without the prior written consent of the Ad Hoc Committee.
9. Key Date
The date on which the Plan is implemented is currently contemplated to be no later than September 30, 2010. The date on which the Plan is implemented (the “Plan Implementation Date”) shall be no later than the Outside Date, where “Outside Date” means September 30, 2010, or such other date as Canwest Global, the Ad Hoc Committee and Shaw may agree in writing (as contemplated by the Shaw Subscription Agreement, provided that if the implementation of the Recapitalization Transaction has not occurred by the Outside Date as a result of the failure to obtain all regulatory approvals required under the Broadcasting Act (Canada) and under the Competition Act (Canada), then Shaw may from time to time elect in writing, provided that it is then in compliance in all material respects with its obligations under the Shaw Subscription Agreement, to extend the Outside Date for an additional three months, and provided further that the Outside Date may only be extended if Shaw reasonably believes all of such regulatory approvals are capable of being obtained prior to the Outside Date, as it may be so extended.
10. Conversion of US Dollar Claims
For purposes of the Plan any claims that are in United States dollars shall be converted into Canadian dollars on the basis of the average Bank of Canada United States/Canadian dollar noon exchange rate in effect over the ten day period preceding the filing of the Plan in the CCAA proceedings.
11. Releases
At the Effective Time, pursuant to the Plan, Canwest Global and the Canwest Subsidiaries and each of their respective present and former shareholders, officers, directors, financial advisors (including

RBC Capital Markets and Genuity Capital Markets), legal counsel and agents, the monitor, FTI Consulting Inc. and its counsel and Stonecrest Capital Inc. (including in its capacity as the chief restructuring advisor of Canwest Global) (collectively, the “Released Parties”) will be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any person (including any person who may claim contribution or indemnification against or from them) may be entitled to assert whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place at or prior to the Effective Time relating to, arising out of or in connection with any claim existing on the date hereof, any claim arising out of the restructuring, repudiation or termination after the date hereof of any contract, lease, agreement or other arrangement, whether written or oral, the business and affairs of Canwest Global and the Canwest Subsidiaries, the Plan, the CCAA proceedings or the Recapitalization Transaction, including, without limitation, any transaction referenced in this Amended Term Sheet that has already occurred, provided that nothing in this Section will release or discharge Canwest Global or any of the Canwest Subsidiaries from or in respect of (a) any unaffected claim or claim that arises after the date hereof, other than claims affected by the Recapitalization Transaction (b) its obligations under the Plan or under any order, or (c) any rights of Canwest Global or any of the Canwest Subsidiaries in respect of any affected claims assigned to it pursuant to the Plan or in respect of any claims it has against any Canwest Subsidiary, and further provided that nothing in this Section will release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or willful misconduct or to have been grossly negligent or, in the case of directors, in respect of any claims referred to in section 5.1(2) of the CCAA.
At the Effective Time, pursuant to the Plan, the Noteholders, the Ad Hoc Committee, the trustee under the Indenture and each of their respective present and former shareholders, officers, directors, financial advisors, legal counsel and agents (collectively, the “Noteholder Released Parties”) will be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any person (including any person who may claim contribution or indemnification against or from them) may be entitled to assert whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place at or prior to the Effective Time relating to, arising out of or in connection with the Notes (including, without limitation, any guarantee obligation under the Notes or the Indenture), the Recapitalization Transaction, including, without limitation, any transaction referenced in this Amended Term Sheet that has already occurred, the CCAA proceedings, the Plan and any other actions or matters related directly or indirectly to the foregoing; provided that nothing in this paragraph will release or discharge any of the Noteholder Released Parties in respect of its obligations under the Plan.
12. Other
Canwest Global and CMI, in consultation with their legal and financial advisors and the legal and financial advisors to the Ad Hoc Committee, shall use their commercially reasonable efforts to structure and complete the Plan in the most tax effective manner, and the Plan shall be as contemplated by the Shaw Subscription Agreement. The Noteholders acknowledge and agree that, for purposes of the implementation of the Plan, if agreed by each of Canwest Global and Shaw, each acting reasonably, (i) Restructured Canwest Global will be a newly created corporation, incorporated under the CBCA, and/or (ii) Shaw will purchase all of the shares of Restructured Canwest Global from Canwest Global, CMI or another wholly-owned direct or indirect subsidiary of Canwest Global, and/or (iii) Shaw will purchase CMI’s equity and voting shares of CW Investments Co. directly from CMI.

SCHEDULE “B”
SUBSCRIPTION AGREEMENT AMENDMENT

Execution Copy
AMENDMENT AGREEMENT
TO
SUBSCRIPTION AGREEMENT
THIS AGREEMENT is made as of the 3rd day of May, 2010.
WHEREAS Shaw Communications Inc. (“Shaw”) and Canwest Global Communications Corp. (“Canwest Global”) are parties to a subscription agreement dated February 11, 2010 (the “Subscription Agreement”) pursuant to which, subject to the terms and conditions thereof and the term sheet attached as Schedule “A” thereto (the “Original Subscription Term Sheet”), Shaw or its designated wholly-owned direct or indirect subsidiary has agreed to subscribe for, and Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties as may be agreed by Canwest Global and Shaw, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), has agreed to issue, shares of Restructured Canwest Global (collectively, the “Subscription Transaction”);
AND WHEREAS the undersigned wish hereby to amend the Subscription Agreement to reflect amended terms and conditions of the Subscription Transaction and to amend and restate the Original Subscription Term Sheet in the form of the amended and restated term sheet attached hereto as Schedule “A” (the “Amended Subscription Term Sheet”);
AND WHEREAS pursuant to 9.5(e) thereof, the Subscription Agreement (including the Original Subscription Term Sheet) may be modified, amended or supplemented as to any matter by an instrument in writing signed by Canwest Global and the Subscriber;
AND WHEREAS Canwest Global, Shaw and each of the signatories thereto are parties to a support agreement dated February 11, 2010 (the “Shaw Support Agreement”), pursuant to which the parties agreed, among other things, that the Subscription Agreement and the Original Subscription Term Sheet shall not be amended without the prior written approval of the ad hoc committee (the “Ad Hoc Committee”) of holders of 8% senior subordinated notes due 2012 issued by Canwest Media Inc., a subsidiary of Canwest Global;
AND WHEREAS the Ad Hoc Committee has approved this amendment agreement to the Subscription Agreement (the “Amendment”) and such approval has been delivered to Canwest Global;
AND WHEREAS GSCP VI AA One Holding S.àr.l. (“GS Shareholder Holdco One”) and GSCP VI AA One Parallel Holding S.àr.l. (“GS Shareholder Holdco Two” and, together with GS Shareholder Holdco One, the “GS Holdcos”) together own 333 Class A Preferred Shares and 647,014 Class B Common Shares (the “CW Investments Shares”) of CW Investments Co. (“CW Investments”), and the GS Holdcos are controlled by GS Capital Partners VI Fund, L.P. (“GSCP” and, together with the GS Holdcos, the “GS Entities”) and its affiliated funds;
AND WHEREAS as part of the settlement of existing and potential litigation and disputes (collectively, the “Disputed Matters”) in respect of, inter alia, (i) the amended and restated shareholders agreement in respect of CW Investments, as amended and restated as of January 4, 2008 (the “CW Investments Agreement”), and (ii) the Recapitalization Transaction and the

Subscription Transaction, 7316712 Canada Inc., a wholly-owned subsidiary of Shaw (7316712 Canada Inc., or an alternate purchaser designated by Shaw that is a direct or indirect wholly-owned subsidiary of Shaw, hereafter the “Purchaser”) has agreed to purchase the CW Investments Shares from the GS Entities, including by way of option (the “CW Share and Option Purchase”) pursuant to a share and option purchase agreement made as of the date hereof (the “CW Share and Option Purchase Agreement”);
NOW THEREFORE, for value received, and intending to be legally bound by this Amendment, the parties agree as follows:
1. The Original Subscription Term Sheet is hereby amended and restated in the form of the Amended Subscription Term Sheet.
2. The Subscription Agreement is hereby amended as follows:
(i)	the first paragraph of the face page of the Subscription Agreement is hereby deleted and replaced with the following:

“Subject to the terms and conditions of this Subscription Agreement and the term sheet attached hereto as Schedule “A”, as amended and restated on May 3, 2010 (the “Term Sheet”), Shaw Communications Inc. or a wholly-owned, direct or indirect, subsidiary designated pursuant to the provisions of Section 9.5(h) (the “Subscriber”) hereby subscribes for and agrees to purchase from Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties as may be agreed by Canwest Global and Shaw, each acting reasonably (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), all of the shares in the capital of Restructured Canwest Global (the “Securities”) representing an aggregate subscription by the Subscriber in the capital of Restructured Canwest Global in the amount of the Shaw Funding Commitment, representing a 100% equity and 100% voting interest in Restructured Canwest Global immediately following completion of the Recapitalization Transaction (as defined below) as contemplated by section 6 of the Term Sheet.”;

(ii)	the top right-hand side box of the table titled “Subscription and Subscriber Information” on page 2 of the Subscription Agreement is hereby amended by deleting the text contained therein and replacing it with the following:

“Aggregate Subscription Price for the Securities: the aggregate of the TP Creditor Distribution Amount, US$440 million and the Continued Support Payment;

(iii)	the definitions of “Additional Commitment” and “Minimum Commitment” are hereby deleted;

(iv)	the definition of “Aggregate Subscription Price” is hereby deleted and replaced with the following:

“ “Aggregate Subscription Price” means the aggregate of the TP Creditor Distribution Amount, US$440 million and the Continued Support Payment”;

(v)	the definition of “Canwest Global Term Sheet” is hereby deleted and replaced with the following:

“ “Canwest Global Term Sheet” means the amended and restated term sheet attached as Schedule “B” to the Support Agreement, as further amended and restated on May 3, 2010.”;

(vi)	the definition of “Shaw Support Agreement” is hereby deleted and replaced with the following:

“ “Shaw Support Agreement” means the support agreement entered into on February 11, 2010 among Shaw, Canwest Global and certain holders of notes issued pursuant to the 8% Note Indenture, as amended by an amendment agreement dated as of May 3, 2010.”;

(vii)	the following new definition is hereby added to Section 1 of the Subscription Agreement immediately before the definition of “Shaw Support Agreement”:

“ “Shaw Funding Commitment” means the amount equal to the Aggregate Subscription Price.”;

(viii)	the definition of “Subscription” is hereby deleted and replaced with the following:

“Subscription” means the subscription and purchase of Securities contemplated in this Agreement, including, without limitation, the Issuance;

(ix)	the definition of “Subscription Agreement” is hereby amended by adding, after the words “this subscription agreement” in the first line thereof, the words “including the amendment agreement dated May 3, 2010”;

(x)	the definition of “Support Agreement” is hereby amended by adding to the end of the definition thereof the words “as amended by amendment agreement dated as of February 11, 2010 and as further amended by amendment agreement dated as of May 3, 2010”;

(xi)	the definition of “Term Sheet” is hereby amended by adding, before the words “term sheet”, the words “amended and restated”;

(xii)	the following definitions are hereby added in alphabetical order to Section 1.1 (Definitions) of the Subscription Agreement:

“Cash Collateral Agreement” means the use of cash collateral and consent agreement, dated as of September 23rd, 2009, as amended, restated, replaced or otherwise modified from time to time, between all of the parties thereto.

“CIT Facility” means the asset-based facility provided by CIT under the CIT Credit Agreement.

“Continued Support Payment” has the meaning ascribed thereto in the Term Sheet.

“CW Investments” means CW Investments Co.

“Initial Order” means the order of the Court dated October 6, 2009 in respect of the CCAA proceedings involving Canwest Global and certain of its subsidiaries and affiliates.

“Sanction Order” means the order of the Court approving and sanctioning the Plan.

“TP Creditor Distribution Amount” has the meaning ascribed thereto in the Term Sheet.

(xiii)	Section 3.1 (Subscription for the Securities) of the Subscription Agreement is hereby deleted and replaced with the following:

“The Subscriber hereby subscribes for and offers to purchase the Securities representing the Shaw Funding Commitment from Restructured Canwest Global, and Canwest Global for and on behalf of Restructured Canwest Global hereby accepts such subscription and agrees to sell such Securities, on and subject to the terms and conditions set out in this Agreement, for the Aggregate Subscription Price, which is payable as described in Section 4.2(c).”;

(xiv)	Section 4.2(b) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xv)	each of Sections 4.2(d) and 4.3(e) of the Subscription Agreement is hereby deleted and replaced with the following:

“there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, which restrains, enjoins, prevents or prohibits the consummation of the Recapitalization Transaction or any part thereof (including the Subscription), or requires or purports to require a variation of the Recapitalization Transaction or any part thereof (including the Subscription);”;

(xvi)	Section 4.3(c) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xvii)	Section 4.4(a) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xviii)	Section 4.4(b) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xix)	Section 4.4(c) of the Subscription Agreement is hereby amended by deleting the words “Except as contemplated by Section 8 of the Shaw Support Agreement,” in the first line thereof;

(xx)	Section 4.5(c)(i) of the Subscription Agreement is hereby deleted in its entirety and replaced with the following:

“[Intentionally deleted.]”;

(xxi)	the reference to “Participating Creditors” in Section 4.5(b)(iii) is hereby deleted and replaced with “Consenting Noteholders”;

(xxii)	Section 4.6(a) of the Subscription Agreement is hereby amended by deleting the words “or by Canwest Global pursuant to Section 4.5(c)(i)” in the second line thereof;

(xxiii)	Section 4.6 is hereby amended by deleting the last (unnumbered) paragraph thereof in its entirety; and

(xxiv)	the first paragraph in Section 9.5(h) is hereby deleted and replaced with the following:

“This Agreement shall be binding upon and enure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, except that (i) Canwest Global may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to Restructured Canwest Global without the prior written consent of Shaw, and (ii) Shaw may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a wholly-owned, direct or indirect, subsidiary without the prior written consent of Canwest Global and such subsidiary shall be deemed to be the Subscriber for all purposes of this Agreement. For purposes of paragraph (ii), a “subsidiary” of Shaw shall not include Corus Entertainment Inc.”.
3. Canwest Global shall, and shall cause CMI and CW Investments to, do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the CW Share and Option Purchase and the transactions contemplated by the CW Share and Option Purchase Agreement, including, without limitation:
(i)	consent to the transfer of the CW Investments Shares by the GS Entities to the Purchaser for purposes of the CW Investments Agreement and section 32 of the Articles of Association of CW Investments, as applicable, in accordance with the terms of the CW Share and Option Purchase Agreement; and

(ii)	execute and deliver the mutual release in the form attached hereto as Schedule B, with such changes thereto as may be agreed by all of the parties thereto, each acting reasonably.
4. Except as expressly modified by the terms of this Amendment, the terms of the Subscription Agreement shall continue to apply in full force and effect, unamended. This Amendment may not be modified or amended except by a written instrument signed by the parties hereto at the time of the execution of such written instrument.
5. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Subscription Agreement.
6. This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.
7. This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each party hereto submits to the jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Amendment.
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